EXHIBIT A.II – ALLOCATION OF NET PROFIT

(as exhibit A to CVM Resolution 81/22)

1. Net profit for the year
Net profit as per corporate law	R$ 14.437.237.749,00

2. Overall value and value per share of the dividends, including interim dividends and interest on own capital (IOC) already declared
Overall value of dividends and IOC (gross)	R$ 10.505.388.233,75
Overall value of dividends and IOC (net)	R$ 9.990.970.880, 24

Overall value of dividends	R$ 6.653.202.734,02
Overall value of IOC (gross)	R$ 3.852.185.499, 73
Overall value of IOC (net)	R$ 3.337.768.146,2 2

Total (dividends + IOC)
Amount per share (net)
Common	R$ 0,6309

Amount per share (gross)
Common	R$ 0,6676

Dividends
Amount per share	R$ 0,4228
Common

IOC
Amount per share (gross)
Common	R$ 0,2448

Amount per share (net)
Common	R$ 0,2081

3. Percentage of net profit distributed for the fiscal year

Percentage of net profit distributed for the fiscal year	72,77%
Net percentage of net profit distributed	69,20%

4. Overall value and value per share of dividends distributed based on profits from previous fiscal years
In 2024, dividends based on the profit of previous years were not distributed (and will not be proposed for resolution at an annual general meeting).

5. State, having deducted the advance dividends and interest on own capital already declared

a)            The gross value of the dividends and interest on own capital, declared separately, for shares of each type and class.

Not applicable given that the meeting of shareholders will merely ratify the amounts declared by the Board of Directors of the Company and advanced to the shareholders, as informed in item 2 above.

b)            The manner and period for the payment of dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts declared by the Board of Directors of the Company and advanced to the shareholders, as informed in item 2 above.

c)             Possible restatement and interest falling due on dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts declared by the Board of Directors of the Company and advanced to the shareholders, as informed in item 2 above.

d)            Date of declaration of the payment of dividends and interest on own capital taken into consideration for identifying shareholders with the right to receive these amounts.

Not applicable given that the meeting of shareholders will merely ratify the amounts declared by the Board of Directors of the Company and advanced to the shareholders, as informed in item 2 above.

6.       If dividends or interest on own capital have been declared based on profits assessed in balance sheets prepared every six months or in shorter periods:

a) State the amount of the dividends and interest on own capital already declared

b) State the date of the respective payments

Total amount of interest on own capital and dividends already declared related to the fiscal year ended on December 31, 2024, based on profits assessed in balance sheets prepared every six months or in shorter periods:

Total Gross Amount: R$ 10.505.388.233,75

Total Net IRRF Amount: R$ 9.990.970.880,24

Resolution Date	Payment Date	Type of Event	Payment (R$ per share)
			Nominal	Net
12/11/24	12/30/24	IOC	0,2448	0,2081
12/11/24	01/07/25	Dividends	0,4228	0,4228

7. Comparative table presenting the following values per share of each type and class
a) Net profit for the fiscal year and the previous three fiscal years.
Profit per share:	Common (R$)
2024	0,92
2023	0,92
2022	0,92
2021	0,81
Profit per share (net of treasury shares)
2024	0,91
2023	0,92
2022	0,91
2021	0,80

b)       Dividends and interest on own capital distributed during the previous three fiscal years.

Under the corporations laws (R$)
2023
Dividend per share:	Common
Dividends	0,0000
IOC (gross)	0,7302
IOC (net)	0,6207
2022
Dividend per share:	Common
Dividends	0,0000
IOC (gross)	0,7623
IOC (net)	0,6480
2021
Dividend per share:	Common
Dividends	0,1334
IOC (gross)	0,4702
IOC (net)	0,3996

8. Allocation of profits to the Legal Reserve
The Company's Legal Reserve currently in the amount of R$ 4,456,000.00, plus the amount of capital reserves set forth in Paragraph 1 of article 193 of Law No. 6404/76, exceeded 30% of the capital stock, reason why there is no requirement to allocate any portion of the income for the fiscal year ended December 31, 2024 to its composition.

9. Fixed or minimum dividends
Not applicable.

10. Mandatory dividend

a) Describe the manner of calculation as provided on the bylaws

Pursuant to §3 of article 41 of the Company’s bylaws, 5% of the net profit for the year will be allocated to the legal reserve, which shall not exceed 20% of the capital stock. The Company may refrain from constituting the legal reserve in a fiscal year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

Following this allocation, and excluding the tax incentive reserves, 40% of the net profit will be allocated to pay mandatory dividends to all company shareholders.

b) State whether this is being paid out in full.
The mandatory dividend was fully paid.
c) State any amount that may have been withheld.
Not applicable.

11. Withholding of the mandatory dividend
No mandatory dividends were withheld.

12. Allocation of earnings to the contingencies reserve
There were no allocations of earnings to the contingencies reserve.

13. Allocation of earnings to the reserve for future profits
There were no allocations of earnings to the reserve for future profits.

14. Allocations of earnings to the statutory reserves

a) Describe the statutory clauses establishing the reserve.

Article 42, §3, letter “c” of the Company’s bylaws stipulate that no more than 60% of the adjusted net profit can be set aside for constituting the Reserve for Investment, whose purpose is to finance the expansion of the Company’s activities and those of its subsidiary companies, including through capital increases or setting up new enterprises. In accordance with §4 of article 42 of the Company’s bylaws, the amount allocated to the statutory reserve may not exceed 80% of its capital stock. Once this limit is reached, the General Meeting of Shareholders must resolve on the balance, either allocating it for distribution to the shareholders or to increase the Company’s capital stock.

b) Identify the amount intended for the reserve.

RESERVE FOR INVESTMENT
Proposed allocation	R$ 10.339. 054.767,31

c) Describe how the amount was calculated.

CALCULATION OF THE RESERVE FOR INVESTMENT (R$)
Net profit for the year	R$ 14.437.237.749,00
Reversal of the effect of revaluing fixed assets using historic cost (1)	R$ 11.823.167,53
Effect of the application of IAS 29/CPC 42 (hyperinflation) (2)	R$ 6.481.320.000,00
Tax incentives reserve	R$ (108.125.431,35)
Adjusted net profit	R$ 20.822.255.485,18

Dividends distributed	R$ (6.653.202.734,02)
Interest on own capital distributed	R$ (3.852.185.499,73)

Subtotal	R$ 10.316.867.251,43

Expired dividends	R$ 22.187.515,88

Subtotal	R$ 10.339.054.767,31

Reserve for investments	R$ (10.339.054.767,31)

Outstanding balance to be distributed	-

(1) Refers to the portion of earnings equivalent to the 61.88% equity interest in Companhia de Bebidas das Américas - Ambev originally owned by Anheuser-Busch InBev S.A./N.V., by means of Interbrew International B.V and of AmBrew S.A until the contribution of said equity to the capital of the Company, as disclosed in a relevant fact of the Companhia de Bebidas das Américas – Ambev published on May 10, 2013 and described under item 1.1 of the Company’s reference form (“Incorporation of Shares”). The Incorporation of Shares was recognized in the accounting statements for the purposes of disclosure, pursuant to the historic cost method described in section 2.7 of Exhibit A.I of this proposal, but this portion does not belong to the Company.

(2) According to described in Note 3.4 to the consolidated accounting statements of December 2024, on July 1st, 2018, considering that the accrued inflation in the previous three years in Argentina was over 100%, the application of accounting rule and disclosure in highly inflationary economy (IAS 29/CPC 42) is now required.

15. Retention of profits established in the budget
None.

16. Allocation of earnings to the reserve for tax incentives: a) State the amount allocated to the reserve b) Explain the nature of the allocation
It is proposed allocating to the Reserve for Tax Incentives a total amount of R$ 108.125.431,35 of which (i) R$ 107.369.721,51 refer to state ICMS tax incentives received by several of the Company’s units; and (ii) R$ 755.709,84 refer to Federal Income Tax Reinvestment Incentives granted by SUDENE, pursuant to article 19 of Law No. 8167/91.

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